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January 29, 2010

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-1004

ATTN.  Ms. Patsy Mengiste
       Document Control - EDGAR

           RE:  RiverSource Income Series, Inc.
                RiverSource Income Builder Basic Income Fund
                RiverSource Income Builder Moderate Income Fund
                RiverSource Income Builder Enhanced Income Fund

           Post-Effective Amendment No. 106
           File No. 2-10700/811-499

Dear Ms. Mengiste:

Registrant is filing Post-Effective Amendment No. 106 on Form N-1A pursuant to Rule 485(a)(1) to comply with the amendments to Form N-1A.

If you have any questions regarding this filing, please contact
Christopher O. Petersen at 612-671-4321 or Erin Nygard at 612-671-2543.

Sincerely,

/s/  Scott R. Plummer
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     Scott R. Plummer
     Vice President, General Counsel and Secretary
     RiverSource Income Series, Inc.